Page 1 of 5 Pages

                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                        (AMENDMENT NO. 2)
                     ZIMMERMAN SIGN COMPANY
                        (Name of Issuer)

            Common Stock, par value $0.01 per share
                    (Title of Class of Securities)

                          989580 10 5
                         (Cusip Number)

                        David T. Kettig
                     96 Cummings Point Road
              Stamford, CT 06902  (203)  358-8000
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                         January 8, 1999
    (Date of Event which Requires Filing of this Statement)

If  the  filing  person  has previously  filed  a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b) (3) or (4), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 989580 10 5
                                     Page 2 of 5 Pages

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     GENEVE HOLDINGS, INC.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a) [X ]
                                             (b) [  ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     NOT APPLICABLE

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)         [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE

NUMBER              7. SOLE VOTING POWER
OF SHARES                    0       SHARES
BENEFICIALLY           --------------
OWNED BY EACH       8. SHARED VOTING POWER
REPORTING                 33,436     SHARES
PERSON WITH            --------------
                    9. SOLE DISPOSITIVE POWER
                             0       SHARES
                       --------------
                    10.SHARED DISPOSITIVE POWER
                          33,436     SHARES
                       --------------
11.  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
     PERSON 33,436 shares (all of which are also reported as beneficially owned by Southern Investors Corp.).

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                             [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.6%

14.  TYPE OF REPORTING PERSON*

     CO

*SEE INSTRUCTIONS
                                        Page 3 of 5 Pages

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     SOUTHERN INVESTORS CORP.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a) [X ]
                                             (b) [  ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     NOT APPLICABLE

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)         [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE

NUMBER              7. SOLE VOTING POWER
OF SHARES                    0       SHARES
BENEFICIALLY           --------------
OWNED BY EACH       8. SHARED VOTING POWER
REPORTING                 33,436     SHARES
PERSON WITH            --------------
                    9. SOLE DISPOSITIVE POWER
                             0       SHARES
                       --------------
                    10.SHARED DISPOSITIVE POWER
                          33,436     SHARES
                       --------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     33,436   shares  (all  of  which  are  also   reported   as
     beneficially owned by Geneve Holdings, Inc.).

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                             [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.6%

14.  TYPE OF REPORTING PERSON*

     CO

*SEE INSTRUCTIONS
                                        Page 4 of 5 Pages


Item 1.   Security and Issuer.
          --------------------
      The undersigned hereby supplements and amends the Schedule 13D, dated January 6, 1997, as amended (the "Statement"), filed in connection with the Common Stock, par value $.01 per share (the "Common Stock"), of Zimmerman Sign Company, a Texas corporation (the "Company"), as follows (reference is made to the Statement for previously reported facts):

Item 4.   Purpose of Transaction.
          -----------------------
      The third paragraph of Item 4 is hereby amended in its entirety to read as follows:

      "This Amendment reports the sale by the Item 2 Persons on January 8, 1999 of 785,143 shares of Common Stock pursuant to that certain Share Option Purchase Agreement previously filed as part of this Statement."

Signature
---------
      After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                              GENEVE HOLDINGS, INC.


                              By:/s/David T. Kettig
                                 --------------------------
                                 David T. Kettig, Secretary


                              SOUTHERN MORTGAGE HOLDING
                              CORPORATION

                              By:/s/David T. Kettig
                                 --------------------------
                                 David T. Kettig, Secretary



                                        Page 5 of 5 Pages


                              GENEVE SECURITIES HOLDING CORP.

                              By:/s/David T. Kettig
                                 --------------------------
                                 David T. Kettig, Secretary



                              GENEVE SECURITIES PORTFOLIO CORP.


                              By:/s/David T.Kettig
                                 --------------------------
                                 David T. Kettig, Secretary

                              SOUTHERN INVESTORS CORP.


                              By:/s/David T.Kettig
                                 --------------------------
                                 David T. Kettig, Secretary

                              CHAPARRAL INTERNATIONAL RE.


                              By:/s/David T. Kettig
                                 --------------------------
                                 David T. Kettig, Secretary









Dated: January 15, 1999